

Restated Articles of Incorporation - Business/Professional

Secretary of State - Corporation Division - 255 Capitol St. NE, Suite 151 ~~Salem, OR 97310-1327, sos.oregon.gov/business~~ Phone: (503) 986-2200

VEDX SOLUTIONS INCORPORATED

RSTART

REGISTRY NUMBER: 1691993-96

In accordance with Oregon Revised Statute 192.410-192.490, the information on this application ~~is public record.~~
We must release this information to all parties upon request and it will be posted on our website.

For office use only

Please Type or Print Legibly in Black Ink. Attach Additional Sheet if Necessary.

1. **NAME OF CORPORATION:** VEDX Solutions Incorporated

2. **NEW NAME OF CORPORATION:** (If changed) _____

3. **A COPY OF THE RESTATED ARTICLES IS ATTACHED.** ◉ (Required)

4. **CHECK THE APPROPRIATE STATEMENT:**

   ○ The restated articles contain amendments which do not require shareholder approval. The date of adoption of the amendments and restated articles was _____ . These amendments were duly adopted by the board of directors.

   ◉ The restated articles contain amendments which require shareholder approval. The date of adoption of the amendments and restated articles was **July** _____ .

The vote of the shareholders was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
Common	2,550,000	2,550,000	2,550,000	0

   ○ The corporation has not issued any shares of stock. Shareholder action was not required to adopt the restated articles. The restated articles were adopted by the Incorporators or by the board of directors.

5. **PRINCIPAL PLACE OF BUSINESS** (Physical Street Address)

   21350 NE EAGLES WAY

   BEND, OR 97701

6. **INDIVIDUAL WITH DIRECT KNOWLEDGE** (Name and Address)

   Jason Schnoor

   21350 NE EAGLES WAY

   BEND, OR 97701

7. **EXECUTION:**

I declare as an authorized signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

Signature: DocuSigned by:
Jason Schnoor
1022TB24B321432...

Printed Name: Jason Schnoor

Title: CEO

CONTACT NAME: (To resolve questions with this filing)

Kyle D. Wuepper

PHONE NUMBER: (Include area code)

(541)-693-0062

FEES

Required Processing Fee $100

Processing Fees are nonrefundable. Please make check payable to "Corporation Division".

Free copies are available at sos.oregon.gov/business using the Business Name Search program.

Restated Articles of Incorporation - Business/Professional (2/18)

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VEDX SOLUTIONS INCORPORATED,
an Oregon corporation

ARTICLE I

The name of the corporation is VEDX Solutions Incorporated (the "Corporation").

ARTICLE II

The purpose of the Corporation is to engage in any lawful business.

ARTICLE III

The Corporation is authorized to issue shares of two classes of stock: 11,000,000 shares of Class A Common Stock and 9,000,000 shares of Class B Common Stock. On any matter submitted to the shareholders of the Corporation holders of Class A Common Stock are entitled to one (1) vote per share. The Class B Common Stock are nonvoting. Except for the foregoing, the relative rights, preferences, qualifications, limitations and restrictions of the Class A Common Stock and the Class B Common Stock shall be identical in all respects.

ARTICLE IV

Any action required or permitted by the Oregon Business Corporation Act to be taken at a shareholders' meeting may be taken without a meeting if the action is taken, in accordance with the Oregon Business Corporation Act, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted.

ARTICLE V

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

ARTICLE VI

The Corporation may indemnify to the fullest extent not prohibited by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the Corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers,

169199396

employees, agents and fiduciaries included in any statute, bylaw, agreement, general or specific action of the board of directors, vote of shareholders or other document or arrangement.